FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 3rd day of May, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

____ 1 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	May 3rd, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

____ 2 ____

Contacts
M-Systems	TTPCom
Editorial
Jeff Seedman / Lori Leavey	Peter Davies
O`Leary and Partners	TTPCom Limited
jseedman@olearypr.com / lleavey@olearypr.com	Tel: +44 (0) 1763 266266
Tel: +1 (949) 224-4031 / 4023	Email: peter.davies@ttpcom.com

Investor
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

TTPCom to Offer Support for M-Systems` DiskOnChip®

Collaboration Brings a Reliable and Cost Effective NAND-Based Flash Disk Storage Solution to the Feature Phone Market

3GSM WORLD CONGRESS, CANNES, France - Feb. 14, 2005 - M-Systems (Nasdaq: FLSH) and TTPCom, the world`s leading independent supplier of digital wireless technology, today announced that DiskOnChip is supported by TTPCom`s 2.5G protocol software to deliver additional flexibility for the growing feature phone market.

This latest achievement recognises the emergent need for high-capacity embedded memory solutions in multimedia-rich feature phones and enables M-Systems` DiskOnChip to be included in the millions of handsets worldwide built on TTPCom`s technology.

As an established supplier of digital wireless technology, TTPCom offers its customers best-in-class protocol software solutions that are developed within a complete system context. A pre-integrated M-Systems` DiskOnChip solution provides handset manufacturers with the flexibility to design in high capacity, low cost NAND-only storage support for advanced multimedia content such as gaming, MP3 and video files.

"As mobile handsets become more feature-rich and as these devices converge into portable entertainment centres, we`re seeing significant demand from our customers for a pre-integrated, economic, mass storage solution that will support the necessary applications," said Nigel Walcot, head of TTPCom`s Custom Solutions Group. "With M-Systems` DiskOnChip, we`ve found a mature flash memory solution that has the ability to meet these high end multimedia storage requirements. It also ensures that our customers will continue to enjoy the flexibility and time-to-market savings they`ve come to expect from TTPCom."

"In addition to working with a leading provider of cellular technologies such as TTPCom, M-Systems also collaborates with leading chipset vendors to help pave the way for handset designers to migrate towards NAND-based solutions and reduce their bill of materials," said David Tolub, general manager of M-Systems` mobile division.

"DiskOnChip`s effective penetration into the smartphone segment marks an acknowledgement by leading hardware and software vendors of the favourable cost, capacity, and performance characteristics of NAND technology for the multimedia-centric next generation of phones," said John Jackson, a wireless analyst at The Yankee Group. "M-Systems is taking definitive steps to drive the availability of this cost-effective, proven embedded storage technology into the mass market feature phone segment. This agreement is significant progress toward an integrated solution that, for vendors, means rapid time to market with a key enabling technology for the next generation of multimedia-centric feature phones."

About M-Systems` DiskOnChip

DiskOnChip is a range of high-capacity, easy-to-integrate NVM solutions, optimized for the needs of feature-rich, data-centric mobile handsets and PDAs. It is based on NAND flash technology and an on-die ultra-thin controller, to deliver reliability and performance unmatched by any other flash solution.

DiskOnChip is available in a wide range of capacities ranging from 32 megabytes (256Mbits) up to 1 gigabyte (8Gbits).  Robust TrueFFS-based software and a NOR-like interface support fast and easy integration.  In addition, a built-in XIP boot block enables it to completely replace NOR Flash, further reducing total memory cost.

DiskOnChip provides abundant internal memory, super-fast application speeds, fail-safe reliability and enhanced security features for superior delivery of advanced business, entertainment and personalized services and applications such as: advanced email and enterprise applications; multimedia messaging; music; games; movie clips; icons, ring tones and the like.

About TTPCom

Based in Cambridge, UK, TTPCom Ltd. is the principal operating subsidiary of TTP Communications plc (LSE: TTC). The Company develops intellectual property used in the design and manufacture of wireless communication terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide, including Analog Devices, Intel, LG, Renesas, Sharp, Siemens and Toshiba.

TTPCom has established a world leading position with its GPRS, EDGE and 3G protocol software and offers rapid customisation of handsets through its AJAR applications framework. Over 40 million devices using TTPCom technology were shipped during 2004. More information can be found on TTPCom`s website at www.ttpcom.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/news/photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems and Analog Devices Collaborate to Deliver NAND-Based Multimedia Data Solutions for Feature Phones

M-Systems` DiskOnChip® and Analog Devices SoftFone® Chipsets Provide Enhanced Cost Structure, Reliability, Performance and Time to Market

3GSM WORLD CONGRESS, CANNES, France - Feb. 14, 2005 - M-Systems (Nasdaq: FLSH) and Analog Devices, a global leader in high-performance semiconductors for signal processing applications, today announced a collaboration that allows Analog Devices to deliver cost effective multi-level cell (MLC) NAND-based flash memory storage solutions to the feature phone market.  As part of the collaboration between the companies, Analog Devices has verified full compatibility between the SoftFone family of baseband processors and M-Systems` DiskOnChip products.

Analog Devices is a leading supplier of baseband processors for GSM/GPRS/EDGE cellular phones and its SoftFone chipsets power many well known handset brands. Analog Devices SoftFone chipset allows cellular handset manufacturers to easily customize user features and options entirely in software for a wide range of modules, while incorporating breakthrough advancements in power consumption, cost, and size. The chipset includes the processing speed, interfaces, and analog functionality necessary for a variety of applications such as voice, data, web browsing and multimedia audio and video.

With the fast proliferation of megapixel cameras into the cellular handset market and as music finds it way onto feature phones, M-Systems` DiskOnChip is a fast and reliable on board non-volatile memory (NVM) solution for managing the increased storage requirements of these next generation multimedia-rich handsets.

DiskOnChip delivers a unique combination of low cost, high capacity MLC NAND flash along with unmatched reliability and high performance, delivered through M-Systems` patented x2 technology and TrueFFS® flash file system.

"350 million feature phones are slated to reach the market in 2005 and we`re seeing a major demand for advanced multimedia applications such as video, MP3 and high resolution picture storage in the next generation of handsets," said Chris Ambrosio, analyst at Strategy Analytics.  "NAND-based flash memory solutions such as DiskOnChip are penetrating the market as cost effective and reliable storage solutions for the feature phone segment."

"Analog Devices SoftFone chipset is an extremely flexible solution that is able to meet a variety of needs and functions. As the demand for multimedia applications on a cellular handset has increased, there is also a need for a fast, cost-effective high capacity NVM solution," said Mark Martin, product line director, Analog Devices, Inc.  "The combination of Analog Devices SoftFone chipset and M-Systems` DiskOnChip enables an extremely cost effective and mature NAND based solution, thereby eliminating new technology adoption risks and offering designers and vendors extremely fast time-to-market."

"With its SoftFone chipset, Analog Devices is one of the world`s leading providers of baseband processors," said David Tolub, general manager of M-Systems` mobile division.  "By implementing DiskOnChip technology, Analog Devices customers are getting a proven memory solution right out of the box.  M-Systems is dedicated to catering to the memory requirements of the feature phone market and our collaboration with Analog Devices is an important step towards achieving this goal."

About M-Systems` DiskOnChip

DiskOnChip is a range of high-capacity, easy-to-integrate NVM solutions, optimized for the needs of feature-rich, data-centric mobile handsets and PDAs. It is based on NAND flash technology and an on-die ultra-thin controller, to deliver reliability and performance unmatched by any other flash solution.

DiskOnChip is available in a wide range of capacities ranging from 32 megabytes (256Mbits) up to 1 gigabyte (8Gbits).  Robust TrueFFS-based software and a NOR-like interface support fast and easy integration.  In addition, a built-in XIP boot block enables it to completely replace NOR Flash, further reducing total memory cost.

About Analog Devices

Innovation, performance, and excellence are the cultural pillars on which Analog Devices has built one of the longest standing, highest growth companies within the technology sector. Acknowledged industry-wide as the world leader in data conversion and signal conditioning technology, Analog Devices serves over 60,000 customers, representing virtually all types of electronic equipment. Celebrating 40 years as a leading global manufacturer of high-performance integrated circuits used in analog and digital signal processing applications, Analog Devices is headquartered in Norwood, Massachusetts, with design and manufacturing facilities throughout the world. Analog Devices` common stock is listed on the New York Stock Exchange under the ticker "ADI" and is included in the S&P 500 Index.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/news/photos.asp.

###

SoftFone is a registered trademark of Analog Devices, Inc.  All other company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Oberthur Card Systems and M-Systems launch GIGAntIC card

at the 3GSM World Congress 2005

supported by Orange

Paris, February 15th, 2005 -

Smart card technology continues to gain momentum and card issuers seek to use its potential by delivering innovative and sophisticated solutions to establish one to one tailored customer relationships. The microprocessor card market is expected to enjoy continued growth in years to come in each and every market: payment, mobile communication, identification, transit, multimedia.

Moreover, the technological evolution of new generation of handsets, the fantastic range of multimedia services (video, MP3 files, java games, mobile TV...) and the memory capacity card can take these changes to a new dimension and create a synergy between technology and service offers.

Our strategic requirements were to combine several key issues such as security (network authentication and access, transaction, DRM), and high memory capacity (storage of high resolution pictures, video, mobile applications) but also high speed protocol in order to take advantage of these new features ensuring faster communication between device, SIM and network.

Oberthur Card Systems` innovative vision is supported by Orange and other key operators who will join the launch of GIGAntIC(TM), based on M-Systems` (Nasdaq:  FLSH)  MegaSIM(TM) technology. GIGAntIC(TM) is part of an industry revolution which will bring huge opportunities for new applications and services. The GIGAntIC(TM) first live demonstration will be presented during the 3GSM World Congress in Cannes. Oberthur Card Systems and M-Systems in cooperation with Orange will show a fully functional solution combining secured 128 MB High Flash Memory and High Speed Communication Protocols for Multimedia Data Storage.

About Oberthur Card Systems

With sales of 450.7 million Euros in 2004, Oberthur Card Systems is one of the world`s leading providers of card-based solutions, software and applications including SIM and multi-application smart cards as well as services ranging from consulting to personalization.

Innovative products, security expertise and high quality services ensure Oberthur`s strong positioning in its main target markets:

*	Payment & Services: 57% of 2004 revenues. World leader and number one supplier of Visa and MasterCard payment cards
*	Mobile Communications: 30% of 2004 revenues, with open and interoperable solutions based on Java(TM) technology.
*	Identity: strong positions in ID projects throughout the world
*	Multimedia: leading position in the Pay-TV market with an end-to-end expertise in the value chain : software development, manufacturing and personalization
*	Transit: focus in the high-end segment with a microprocessor-based offer

Close to its customers, the company benefits from an industrial and commercial presence across all five continents. Listed on the Euronext Stock Exchange (ISIN: FR0000124133) since July 2000, Oberthur Card Systems is a subsidiary of the François-Charles Oberthur Group. For more information, visit

www.oberthurcs.com

Oberthur Card Systems` Contacts	EuroRSCG
Stéphanie CAU	Odile Rebattet/Marie-Carole de Groc
Tel: +33 (1) 47 85 56 57	Tel: +33 (1) 58 47 95 06/07
s.cau@oberthurcs.com	odile.rebattet@eurorscg.com
marie-carole.de-groc@euroscg.com

About M-Systems MegaSIM Technology

M-Systems` MegaSIM(TM) technology provides the foundation for a universal subscriber identity module card that combines high capacity flash-based storage - with densities reaching 128 Megabytes - and advanced security features to enable a variety of compelling mobile applications. As mobile handsets increase their multimedia capabilities, and service providers begin implementing broadband mobile service, the need for secured, scalable and configurable high capacity storage becomes acute.  The MegaSIM technology will enable USIM card vendors to provide their mobile operator customers with a USIM card enabling a variety of advanced mobile services such as MMS, MP3 and video clips downloading, full PIM functionality, and high resolution picture storage.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the cellular market with its Mobile DiskOnChip® products and MegaSIM solution.  For more information, please contact M-Systems at www.m-systems.com.

M-Systems' Editorial Contacts	M-Systems' Investor Contacts
Stephen Gaynor / Lindsey Brookes	Jeff Corbin / Lee Roth
Harvard Public Relations	KCSA Worldwide
Msystems@harvard.co.uk	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +44 (0)208 759 0005	Tel: 1-212-896-1214 / 1209

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements..  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

____ 5 ____

Oberthur Card Systems` Contacts	EuroRSCG
Stéphanie CAU	Odile Rebattet/Marie-Carole de Groc
Tel: +33 (1) 47 85 56 57	Tel: +33 (1) 58 47 95 06/07
s.cau@oberthurcs.com	Odile.rebattet@eurorscg.com
marie-carole.de-groc@euroscg.com

M-Systems' Editorial Contacts	M-Systems' Investor Contacts
Stephen Gaynor / Lindsey Brookes	Jeff Corbin / Lee Roth
Harvard Public Relations	KCSA Worldwide
Msystems@harvard.co.uk	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +44 (0)208 759 0005	Tel: 1-212-896-1214 / 1209

A GIGAntIC Step forward for Mobile Multimedia Applications and Content

Oberthur Card System and M-Systems jointly demonstrate innovative USIM technology, expected to revolutionize mobile multimedia services  and strengthen end-user management

Cannes, February 15th, 2005 -

In a world where convergence between networks and technologies, identification and personal data sharing are key issues for mobile operators and subscribers, Oberthur Card Systems and M-Systems have joined forces to present to first ever USIM (Universal Subscriber Identification Module) card with high capacity external flash memory.

At a meeting of senior mobile industry executives held today at the 3GSM Congress in Cannes, France, Oberthur Card Systems, a global leader in smart card technology, and M-Systems (Nasdaq: FLSH), the leading developer of innovative flash data storage solutions for digital consumer electronics markets, demonstrated GIGAntIC(TM), the first fully functional 128Mbytes USIM  card working in a standard GSM handset. USIM cards like  GIGAntIC(TM), which are empowered by M-Systems` MegaSIM(TM) technology, are expected to become the mobile operators` preferred storage solution for secure mobile multimedia content and services.

Founded on MegaSIM technology, GIGAntIC(TM) combines standard USIM functionality, 128 MB of secure high-capacity external flash memory, USB and MMC high speed data protocols, a 32-bit secure processor and full crypto-functionality. Today`s demonstration - in which music, video and textual data were securely stored on the GIGAntIC(TM) card and easily accessed via the handset -  crucially shows that the technological barriers  hindering  development of the USIM as a platform for mobile services have been eradicated. The path is now open for operators to change the way they interact with their customers, and the way users enjoy and benefit from their mobile experience.

The strategic cooperation  recently announced between Oberthur Card Systems and M-Systems illustrates that advanced flash memory and smart card technology can complement each other in delivering an answer to the memory requirements being demanded of modern day handsets. It also shows that high-speed data interfaces enhance overall USIM performance and high level cryptographic security can provide security at levels never previously considered feasible.

This increased functionality will grant mobile operators much greater scope to tailor products and services, helping to address the key industry challenge of reducing customer churn, and offer them the optimal storage solution for the delivery of secure mobile multimedia content and services. GIGAntIC(TM) cards are pushing the envelope in handset memory and will require operators, handset vendors and other mobile stakeholders to consider the strategic role and unique intrinsic value that the MegaSIM(TM) empowered USIM cards bring to their offerings.

Increasing storage requirements

In the emerging 3G world - where multimedia content such as MMS (multimedia messages), pictures and video downloads are expected to be widely used - memory capability and interface speeds are crucial issues. The new GIGAntIC card provides subscribers with increased storage capacity and fast interfaces, allowing for simple storage of, and access to, MP3 files (several albums), Java games, video clips, pictures and personal settings.

In addition, as all personal data and settings can be stored in the USIM card, all such data can be easily moved to a new phone in a standardised way during upgrades or exchanges.  Moreover, once installed, users benefit from a removable memory platform that can be upgraded with great ease.

Technological partnership

"With the advent of the new GIGAntIC(TM) card, Oberthur Card Systems is once again at the forefront of smart card design for the telecoms market. We foresee a paradigm shift taking place whereby the USIM card is no longer merely another item in the operator`s cost of business, instead becoming a new resource for increasing revenues and service level", comments Marc Bertin, Business Development Director at Oberthur Card Systems.

"As the vast majority of handsets are purchased by operators, there is a massive opportunity in the market for a secure operator provisioned SIM card with high capacity memory. We are very confident indeed that mobile operators will embrace the GIGAntIC(TM) card, as it will provide them with a platform for generating new services, content, applications and, of course, revenue streams", comments Mr. Mishael Agami, general manager of M-Systems' Data Trust division.

"Our co-development with Oberthur Card Systems successfully integrates its industry leading network software and GSM operating systems onto our MegaSIM(TM) platform. The results are compelling", Mr. Agami added.

Key features

Thanks to M-Systems' MegaSIM(TM) technology, the GIGAntIC(TM) card leverages an optimal combination of the most advanced and proven technologies to provide:

*	High capacity external NAND flash memory with densities ranging up to 256 MB by the end of 2005
*	Superior flash memory management with M-Systems` TrueFFS® software controller
*	Smart card security applications including DRM, encryption, random number generator, PKI and RSA
*	High speed data protocols including USB and MMC
*	High performance 32-bit processor for advanced functionality
*	Backwards compatibility to industry standards for end-user convenience
*	Cost and size economies compared to other memory offerings
*	Scalability, transferability, interoperability and programmability

About Oberthur Card Systems

With sales of 450.7 million Euros in 2004, Oberthur Card Systems is one of the world`s leading providers of card-based solutions, software and applications including SIM and multi-application smart cards as well as services ranging from consulting to personalization.

Innovative products, security expertise and high quality services ensure Oberthur`s strong positioning in its main target markets:

*	Payment & Services: 57% of 2004 revenues. World leader and number one supplier of Visa and MasterCard payment cards
*	Mobile Communications: 30% of 2004 revenues, with open and interoperable solutions based on Java(TM) technology
*	Identity: strong positions in ID projects throughout the world
*	Multimedia: leading position in the Pay-TV market with an end-to-end expertise in the value chain : software development, manufacturing and personalization
*	Transit: focus in the high-end segment with a microprocessor-based offer

Close to its customers, the company benefits from an industrial and commercial presence across all five continents. Listed on the Euronext Stock Exchange (ISIN: FR0000124133) since July 2000, Oberthur Card Systems is a subsidiary of the François-Charles Oberthur Group. For more information, visit www.oberthurcs.com

About M-Systems MegaSIM Technology

M-Systems` MegaSIM(TM) technology provides the foundation for a universal subscriber identity module card that combines high capacity flash-based storage - with densities reaching 128 Megabytes - and advanced security features to enable a variety of compelling mobile applications. As mobile handsets increase their multimedia capabilities, and service providers begin implementing broadband mobile service, the need for secured, scalable and configurable high capacity storage becomes acute.  The MegaSIM technology will enable SIM card vendors to provide their mobile operator customers with a (U)SIM card enabling a variety of advanced mobile services such as MMS, MP3 and video clips downloading, full PIM functionality, and high resolution picture storage.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the cellular market with its Mobile DiskOnChip® products and MegaSIM solution.  For more information, please contact M-Systems at www.m-systems.com.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements..  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

____ 6 ____

Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems Announces Availability of uDiskOnChip(TM) - Embedded

USB 2.0 Flash Storage

uDiskOnChip offers  unmatched performance, with built in reliability and security embedded world Conference 2005, NUREMBERG, Germany, February 22, 2005 - M-Systems (Nasdaq: FLSH) today announced the availability of uDiskOnChip, USB 2.0 flash storage for the embedded market.  uDiskOnChip merges M-Systems` proven expertise in the USB 2.0 high-speed interface with its flash know-how in embedded systems to deliver the ideal storage solution for a vast array of markets such as, thin clients, POS work stations, gaming, single board computers (SBCs) and telecom infrastructure equipment.

uDiskOnChip is an innovative solution that was developed specifically with embedded systems designers in mind, and addresses the increasing need for high-performance, uncompromising reliability, and security and encryption features - all in a cost-effective, plug-and-play device.  A version with extended temperature ranges is also available for industrial-type applications that must reliably operate within environmental extremes.

"uDiskOnChip, a blazing fast storage solution for embedded systems, is truly an integration of M-Systems` core competencies," said Amir Tirosh, general manager of M-Systems` embedded division.  "Particularly when you consider the added value of our innovative security and encryption features, uDiskOnChip really does provide designers of embedded systems with an unprecedented flash offering for the embedded market.  As such, it`s easy to understand why it`s already being considered for numerous embedded systems."

"With this new product, M-Systems has fused its unique position in embedded mass storage with its strong competence in USB flash drives," said Semico flash analyst Jim Handy.  "Given the astronomical growth in use of the USB interface, Semico would not be surprised to see this device propel widespread future use of flash storage in embedded applications, especially those that require high performance, reliability and extreme operating temperature ranges."

uDiskOnChip Features and Benefits

uDiskOnChip is available in capacities of up to 2GB and draws on the best of M-Systems` flash expertise and innovative technology to deliver the following added value benefits in a single device:

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High Performance:  M-Systems Fly-By(TM) acceleration algorithms maximize the capabilities of the USB 2.0 high-speed interface.  This optimization enables read rates as high as 20 megabytes per second, resulting in fast OS boot and application loading rates.  Write rates reach 10 megabytes per second, enabling faster file caching.

*	High Data Reliability: Data reliability and extended lifespan are achieved using M- Systems` industry-standard TrueFFS® flash-management algorithms, which are built into uDiskOnChip`s firmware.
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Strong Security and Encryption:  Built-in security and cryptography are implemented in hardware using M-Systems` SuperMAP(TM) secure-chip expertise, enabling a variety of security-related applications for the system designer.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets and embedded systems.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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